October 18, 2024

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re:	loanDepot, Inc. Registration Statement on Form S-3 (File No. 333-282623) Filed October 11, 2024

Ladies and Gentlemen:

loanDepot, Inc., a Delaware corporation (the “Company”), respectfully requests pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-282623) be accelerated and that it be declared effective on October 22, 2024 at 4:30 p.m. Eastern time, or as soon as practicable thereafter.

Please contact me at (949) 629-7991 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

LOANDEPOT, INC.

/s/ Gregg Smallwood
Gregg Smallwood
Chief Legal Officer and Corporate Secretary

cc:	Greg Smith
SVP, Deputy General Counsel & Assistant Corporate Secretary